UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

National CineMedia, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

635309107

Joseph Mause

Standard General L.P.

767 Fifth Avenue, 12th Floor

New York, NY 10153

Tel. No.: 212-257-4701

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 17,449,272

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 17,449,272

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,449,272

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 21.9%

14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Soohyung Kim

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 17,449,272

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 17,449,272

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,449,272

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 21.9%

14	Type of Reporting Person (See Instructions) IN, HC

AMENDMENT NO. 9 TO SCHEDULE 13D

This Amendment No. 9 to Schedule 13D (this “Amendment”) relates to Common Stock, par value $0.01 per share (the “Common Stock”), of National CineMedia Inc., a Delaware corporation (the “Issuer”). This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Initial Schedule 13D”) that was originally filed on January 26, 2018 and amended on March 20, 2018, June 4, 2018, September 14, 2018, August 28, 2019, November 27, 2019, March 24,2020, April 1, 2020 and April 15, 2020 (as amended by this Amendment, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used therein but not defined herein shall have the same meanings as in the Schedule 13D.

This Amendment is being filed to amend and supplement Items 4 and 5 of the Schedule 13D as set forth below.

Item 4. Purpose of Transaction

The sale of shares of Common Stock of the Issuer reported in Item 5 below was made in connection with portfolio rebalancing by the Reporting Persons.

Item 5. Interest in Securities of the Issuer

(a) and (b) See Items 7-13 of the cover pages and Item 2 above.

(c) The Reporting Persons did not effect any previously unreported transactions in shares of the Issuer’s Common Stock during the sixty day period prior to the filing of this Schedule 13D, except as follows:

Transaction	Date	No. Shares	Purchase Price Per Share
Open Market Sale	03/15/2021	1,968,718	$5.7000

The percentage calculations herein are based upon the statement in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2020, as filed with the Securities and Exchange Commission on March 9, 2021, that there were 79,652,027 outstanding shares of Common Stock of the Issuer as of February 26, 2021.

(d) Not applicable.

(e) Not applicable.

[Signature page to follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2021

STANDARD GENERAL L.P.

	By:	/s/ Soohyung Kim
Name: Soohyung Kim
Title: Chief Executive Officer

SOOHYUNG KIM

	By:	/s/ Soohyung Kim
Soohyung Kim

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